Forgehouse, Inc.
1906 Berkeley Avenue
Los Angeles, CA 90026

December 23, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3720

Attn: Doug Jones

Re:              Forgehouse, Inc.
Form 10-K For Fiscal Year Ended December 31, 2009
Filed May 14, 2010
File No. 000-51465

Dear Mr. Jones:

Forgehouse, Inc. (the "Company") received your letter dated December 13, 2010, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed May 14, 2010, with the Securities and Exchange Commission.  The Company hereby requests additional time to respond to your comment letter due to the Company’s former accountant being unavailable during the holidays. The Company anticipates that it will be able to respond on or before January 12, 2010.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Forgehouse, Inc.

/s/ Christian Negri
Christian Negri
President